Exhibit 99.1

Tuya Reports First Quarter 2023 Unaudited Financial Results

SANTA CLARA, Calif., June 7, 2023/PRNewswire/—Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEx: 2391), a global leading IoT cloud development platform, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Financial Highlights

•	Total revenue was US$47.5 million, down approximately 14.2% year over year (1Q2022: US$55.3 million).

•	IoT platform-as-a-service (“PaaS”) revenue was US$33.6 million, down approximately 19.6% year over year (1Q2022: US$41.8 million).

•	Software-as-a-service (“SaaS”) and others revenue was US$8.5 million, up approximately 47.2% year over year (1Q2022: US$5.8 million).

•	Overall gross margin for the quarter increased to 44.3%, up 3.1 percentage points year over year (1Q2022: 41.2%). Gross margin of IoT PaaS for the quarter decreased to 40.5%, down 1.8 percentage points year over year (1Q2022: 42.3%).

•	Operating margin for the quarter was negative 68.0%, up 32.3 percentage points year over year (1Q2022: negative 100.3%). Non-GAAP operating margin for the quarter was negative 31.5%, up 36.9 percentage points year over year (1Q2022: negative 68.4%). Net margin for the quarter was negative 44.3%, up 55.0 percentage points year over year (1Q2022: negative 99.3%). Non-GAAP net margin for the quarter was negative 7.8%, up 59.6 percentage points year over year (Q12022: negative 67.4%).

•	Total cash and cash equivalents, and short-term investments were US$937.5 million as of March 31, 2023, compared to US$954.3 million as of December 31, 2022.

First Quarter 2023 Operating Highlights

•	IoT PaaS customers[1] for the first quarter 2023 were approximately 2,000 (1Q2022: approximately 2,600). Total customers for the first quarter 2023 were approximately 2,800 (1Q2022: approximately 3,900). The Group’s implementation of its key-account strategy enabled it to be more focused on serving strategic customers.

•	Premium IoT PaaS customers[2] for the trailing 12 months ended March 31, 2023 were 261 (1Q2022: 303). In the first quarter 2023, the Group’s premium IoT PaaS customers contributed approximately 80.2% of its IoT PaaS revenue (1Q2022: approximately 85.6%). The decrease in premium IoT PaaS customers was primarily attributable to a reduction in order size among certain previous premium customers, thus falling below the premium customer revenue contribution threshold, which is $100,000 in the last 12 months.

•	Dollar-based net expansion rate (“DBNER”)[3] of IoT PaaS for the trailing 12 months ended March 31, 2023 was 49% (1Q2022: 122%).

•	Registered IoT device and software developers, or registered developers, were over 782,000 as of March 31, 2023, up 10.6% from approximately 708,000 developers as of December 31, 2022.

1.	The Group defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Group during that period.

2.	The Group defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

3.	The Group calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Group’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Group’s customer mix, among other things. DBNER indicates the Group’s ability to expand customer use of the Tuya platform over time and generate revenue growth from existing customers.

Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, “Even amidst a relatively complex macroeconomic landscape this quarter, our strategic pivot towards key customers and high-value offerings has enabled us to stabilize our operations and support our growth. This improved approach contributed to a 5% sequential revenue growth in the first quarter of 2023, typically a period characterized by extended holidays and softer performance. We also made further progress in managing our pricing structures, helping us maintain solid gross margin profiles. Looking ahead, we will continue our focus on high-yield, cost-effective products and solutions to solidify our leadership position in the IoT industry. With our innovative capabilities, extensive device ecosystem, and comprehensive solutions, we are well-positioned to seize emerging market opportunities.”

Ms. Yao (Jessie) Liu, Director and Chief Financial Officer of Tuya, added, “Our first-quarter financial performance reflects our resilience and adaptability. Importantly, we have illustrated our commitment to prudent financial management by trimming our non-GAAP total operating expenses by over 40% － a testament to our stringent budget controls and efficient cost-saving practices. These efforts contributed to a substantial reduction in our non-GAAP net loss, reaching the lowest level since 2019. For the remainder of 2023, we acknowledge the possibility of persistent market challenges, leading to limited visibility in the industry. Despite these uncertainties, we are confident that our improved financial position, marked by reduced losses and a strong cash reserve, provides us with a solid base to support our strategic goals and foster future growth.”

First Quarter 2023 Unaudited Financial Results

REVENUE

Total revenue in the first quarter of 2023 decreased by 14.2% to US$47.5 million from US$55.3 million in the same period of 2022, mainly due to the decreases in IoT PaaS revenue and smart device distribution revenue, partially offset by the increase in SaaS and other revenue. More particularly:

•	IoT PaaS revenue in the first quarter of 2023 decreased by 19.6% to US$33.6 million from US$41.8 million in the same period of 2022. During the quarter, the Group’s customers remained cautious in their purchase decisions due to the persistent inventory backlog pressure in the downstream supply chain caused by the mismatch between supply and demand in the discretionary consumer electronics sector. Additionally, although the global inflation has shown some signs of relief in recent months, it continues to affect consumer sentiment, resulting in continued soft discretionary consumer electronics spending in multiple regions. Also, an adverse impact of US$2.5 million, or 6.0 percentage points, was caused by foreign exchange rate fluctuations compared to the same period of 2022. As a result of these factors, the Group’s DBNER of IoT PaaS for the trailing 12 months ended March 31, 2023 decreased to 49% compared to previous periods.

•	SaaS and others revenue in the first quarter of 2023 increased by 47.2% to US$8.5 million from US$5.8 million in the same period of 2022. During the quarter, the Group remained committed to offering value-added services (“VAS”) and various software products with strong value propositions, including SaaS and Cube private cloud solution, to its customers.

•	Smart device distribution revenue in the first quarter of 2023 decreased by 30.3% to US$5.4 million from US$7.8 million in the same period of 2022, primarily due to the fluctuating timing and volume of customer demands and purchases.

COST OF REVENUE

Cost of revenue in the first quarter of 2023 decreased by 18.6% to US$26.5 million from US$32.5 million in the same period of 2022, generally in line with the decrease in total revenue.

GROSS PROFIT AND GROSS MARGIN

Total gross profit in the first quarter of 2023 decreased by 7.9% to US$21.0 million from US$22.8 million in the same period of 2022 and gross margin percentage increased to 44.3% in the first quarter of 2023 from 41.2% in the same period of 2022.

•	IoT PaaS gross margin in the first quarter of 2023 was 40.5%, compared to 42.3% in the same period of 2022, primarily due to the changes in product mix and pricing structure, as well as a negative 0.8 percentage points impact caused by a provision of US$0.3 million recorded for certain slow-moving IoT chips and raw material inventory in relation to the IoT PaaS business during the quarter.

•	SaaS and others gross margin in the first quarter of 2023 was 74.1%, compared to 77.1% in the first quarter of 2022.

•	Smart device distribution gross margin in the first quarter of 2023 was 21.0%, compared to 9.1% in the first quarter of 2022, primarily due to higher-value products solution we provided to our customers during the quarter.

OPERATING EXPENSES

Operating expenses decreased by 31.9% to US$53.3 million in the first quarter of 2023 from US$78.3 million in the same period of 2022. Non-GAAP operating expenses, defined as operating expenses excluding share-based compensation expenses, decreased by 40.6% to US$36.0 million in the first quarter of 2023 from US$60.6 million in the same period of 2022. Share-based compensation expenses in the first quarter of 2023 were US$17.3 million, compared to US$17.7 million in the same quarter of 2022.

•	Research and development expenses in the first quarter of 2023 were US$28.1 million, down 41.1% from US$47.6 million in the same period of 2022, primarily because of the strategic streamlining of the Group’s research and development team and operations. During this quarter, average salaried employee headcount of the Group’s research and development team was down approximately 46.9% year over year, compared to the same quarter in last year.

•	Sales and marketing expenses in the first quarter of 2023 were US$10.3 million, down 32.9% from US$15.3 million in the same period of 2022, primarily because of (i) the strategic streamlining of the sales and marketing team, and (ii) the Group’s efforts to control expenditure and improve sales and marketing efficiency.

•	General and administrative expenses in the first quarter of 2023 were US$16.8 million, down 6.9% from US$18.0 million in the same period of 2022, primarily due to the strategic streamlining of the general and administrative team.

•	Other operating income, net in the first quarter of 2023 was US$1.8 million, primarily due to the receipts of software value-added tax (“VAT”) refunds and various general subsidies for enterprises.

LOSS FROM OPERATIONS AND OPERATING MARGIN

Loss from operations in the first quarter of 2023 narrowed by 41.8% to US$32.3 million from US$55.5 million in the same period of 2022. Non-GAAP loss from operations in the first quarter of 2023 narrowed by 60.4% to US$15.0 million from US$37.8 million in the same period of 2022.

Operating margin in the first quarter of 2023 was negative 68.0%, up 32.3 percentage points from negative 100.3% in the same period of 2022. Non-GAAP operating margin in the first quarter of 2023 was negative 31.5%, up 36.9 percentage points from negative 68.4% in the same period of 2022.

NET LOSS AND NET MARGIN

Net loss in the first quarter of 2023 narrowed by 61.7% to US$21.0 million from US$55.0 million in the same period of 2022. Non-GAAP net loss in the first quarter of 2023 narrowed by 90.0% to US$3.7 million from US$37.3 million in the same period of 2022. The difference between loss from operations and net loss in the first quarter of 2023 was primarily because of a US$11.5 million financial income achieved due to well implemented treasury strategies on the Group’s cash and deposits recorded as short-term investment.

Net margin in the first quarter of 2023 was negative 44.3%, up 55.0 percentage points from negative 99.3% in the same period of 2022. Non-GAAP net margin in the first quarter of 2023 was negative 7.8%, up 59.6 percentage points from negative 67.4% in the same period of 2022.

BASIC AND DILUTED NET LOSS PER ADS

Basic and diluted net loss per ADS was US$0.04 in the first quarter of 2023, compared to US$0.10 in the same period of 2022. Each ADS represents one Class A ordinary share.

Non-GAAP basic and diluted net loss per ADS was US$0.01 in the first quarter of 2023, compared to US$0.07 in the same period of 2022.

CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents, and short-term investments were US$937.5 million as of March 31, 2023, compared to US$954.3 million as of December 31, 2022, which the Group believes is sufficient to meet its current liquidity and working capital needs.

NET CASH USED IN OPERATING ACTIVITIES

Net cash used in operating activities for the first quarter of 2023 was US$18.9 million, down 67.1% compared to US$57.4 million in the first quarter of 2022. The net cash used in the first quarter of 2023 improved mainly due to the significant decrease in operating expenses, particularly employee-related costs, and working capital changes in the ordinary course of business.

SHARE REPURCHASE

During the quarter ended March 31, 2023, the Group repurchased approximately 0.6 million of ADSs, representing 0.6 million Class A ordinary shares, from the open market, for a total consideration of approximately US$1.1 million, subject to the relevant regulation on the volume of share repurchases.

Business Outlook

Global discretionary consumer spending in the consumer electronic industry is still expected to continue facing a range of challenges in 2023, including, among other things, a decline or continued weakness in the general economic conditions across various regions, global high inflation, inventory backlog experienced by players such as smart device manufacturers, brands and retail channels in the supply chain, fluctuations in foreign exchange rates, and geopolitical tensions and conflicts.

At present, downstream enterprises are expected to have varying perceptions after nearly three quarters of industry-wide destocking efforts. Some brands believe that the inventory pressure has somewhat eased, while other brands indicate that inventory pressure remains relatively high, and they need to continue monitoring the situation.

The Group will continue to make efforts to monitor the uncertainties caused by such challenges, and despite these challenges, the Group remains confident in its long-term growth prospects and stays committed to iterating its products and services, further enhancing its software and hardware layer capabilities, expanding customer base, diversifying revenue streams, and further optimizing operating efficiency.

Conference Call Information

The Company’s management will hold a conference call at 08:30 P.M. Eastern Time on Wednesday, June 7, 2023 (08:30 A.M. Beijing Time on Thursday, June 8, 2023) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including a conference access code, a PIN number (personal access code), the dial-in number, and an e-mail with detailed instructions to join the conference call.

Online registration: https://www.netroadshow.com/events/login?show=b2cf3458&confId=51502

The replay will be accessible through June 15, 2023 by dialing the following numbers:

International:	+44-20-3936-3001
United States:	+1-855-762-8306
Access Code:	171541

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.tuya.com.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non- GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net loss (including non-GAAP net margin), and non-GAAP basic and diluted net loss per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP measures excluding the impact of share-based compensation expenses from the respective GAAP measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Tuya’s non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.

Investor Relations
Email: ir@tuya.com

The Blueshirt Group
Gary Dvorchak, CFA

Phone: +1 (323) 240-5796

Email: gary@blueshirtgroup.com

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2022 AND MARCH 31, 2023

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	As of December 31, 2022	As of March 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	133,161	74,815
Restricted cash	–	4,430
Short-term investments	821,134	862,724
Accounts receivable, net	12,172	14,206
Notes receivable	2,767	2,002
Inventories, net	45,380	42,126
Prepayments and other current assets	8,752	9,966
Total current assets	1,023,366	1,010,269

Non-current assets:
Property, equipment and software, net	3,827	3,313
Operating lease right-of-use assets, net	9,736	8,916
Long-term investments	18,031	18,031
Other non-current assets	1,179	1,084
Total non-current assets	32,773	31,344
Total assets	1,056,139	1,041,613

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	9,595	7,154
Advances from customers	27,633	27,060
Deferred revenue, current	6,821	6,339
Accruals and other current liabilities	33,383	27,179
Lease liabilities, current	3,850	3,876
Total current liabilities	81,282	71,608

Non-current liabilities:
Lease liabilities, non-current	5,292	4,738
Deferred revenue, non-current	394	367
Other non-current liabilities	7,004	6,226
Total non-current liabilities	12,690	11,331
Total liabilities	93,972	82,939

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2022 AND MARCH 31, 2023

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	As of December 31, 2022	As of March 31, 2023
Shareholders’ equity:
Class A ordinary shares	25	25
Class B ordinary shares	4	4
Treasury stock	(86,438)	(71,801)
Additional paid-in capital	1,584,764	1,586,511
Accumulated other comprehensive loss	(22,115)	(20,487)
Accumulated deficit	(514,073)	(535,578)
Total shareholders’ equity	962,167	958,674
Total liabilities and shareholders’ equity	1,056,139	1,041,613

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE LOSS

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2022	March 31, 2023
Revenue	55,324	47,485
Cost of revenue	(32,504)	(26,457)
Gross profit	22,820	21,028

Operating expenses:
Research and development expenses	(47,588)	(28,051)
Sales and marketing expenses	(15,278)	(10,259)
General and administrative expenses	(18,030)	(16,793)
Other operating incomes, net	2,594	1,780
Total operating expenses	(78,302)	(53,323)
Loss from operations	(55,482)	(32,295)

Other income/(loss)
Other non-operating income, net	653	778
Financial income, net	121	11,470
Foreign exchange loss, net	(101)	(34)

Loss before income tax expense	(54,809)	(20,081)
Income tax expense	(144)	(964)

Net loss	(54,953)	(21,045)
Net loss attributable to Tuya Inc.	(54,953)	(21,045)
Net loss attribute to ordinary shareholders	(54,953)	(21,045)

Net loss	(54,953)	(21,045)
Other comprehensive income
Foreign currency translation	649	1,628
Total comprehensive loss attributable to Tuya Inc.	(54,304)	(19,417)

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE LOSS (CONTINUED)

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2022	March 31, 2023
Net loss attributable to Tuya Inc.	(54,953)	(21,045)
Net loss attributable to ordinary shareholders	(54,953)	(21,045)

Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	556,808,050	553,994,418

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.10)	(0.04)

Share-based compensation expenses were included in:
Research and development expenses	4,130	4,117
Sales and marketing expenses	1,653	1,606
General and administrative expenses	11,873	11,597

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2022	March 31, 2023
Net cash used in operating activities	(57,374)	(18,882)
Net cash used in investing activities	(141,941)	(33,824)
Net cash used in financing activities	(21,751)	(2,171)
Effect of exchange rate changes on cash and cash equivalents, restricted cash	1,328	961
Net decrease in cash and cash equivalents, restricted cash	(219,738)	(53,916)
Cash and cash equivalents, restricted cash at the beginning of period	964,576	133,161
Cash and cash equivalents, restricted cash at the end of period	744,838	79,245

TUYA INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE
MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2022	March 31, 2023
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(47,588)	(28,051)
Add: Share-based compensation expenses	4,130	4,117
Adjusted Research and development expenses	(43,458)	(23,934)

Sales and marketing expenses	(15,278)	(10,259)
Add: Share-based compensation expenses	1,653	1,606
Adjusted Sales and marketing expenses	(13,625)	(8,653)

General and administrative expenses	(18,030)	(16,793)
Add: Share-based compensation expenses	11,873	11,597
Adjusted General and administrative expenses	(6,157)	(5,196)

Reconciliation of loss from operations to non-GAAP loss from operations
Loss from operations	(55,482)	(32,295)
Operating margin	(100.3)%	(68.0)%
Add: Share-based compensation expenses	17,656	17,320
Non-GAAP Loss from operations	(37,826)	(14,975)
Non-GAAP Operating margin	(68.4)%	(31.5)%

Reconciliation of net loss to non-GAAP net loss
Net loss	(54,953)	(21,045)
Net margin	(99.3)%	(44.3)%
Add: Share-based compensation expenses	17,656	17,320
Non-GAAP Net loss	(37,297)	(3,725)
Non-GAAP Net margin	(67.4)%	(7.8)%

Weighted average number of ordinary shares used in computing non-GAAP net loss per share, basic and diluted	556,808,050	553,994,418
Non-GAAP net loss per share attributable to ordinary shareholders, basic and diluted	(0.07)	(0.01)